SIMPSON THACHER & BARTLETT LLP

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March 9, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	New Skies Satellites Holdings Ltd.
Registration Statement on Form S-1
File No.: 333-122322

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

On behalf of New Skies Satellites Holdings Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 1, 2005 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on January 27, 2005 (the “Registration Statement”).  We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No. 1.

General

1.                                       We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and dividend table information.  Please include this disclosure in an amendment as soon as practicable.  Note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company is still in the process of determining the appropriate price range and dividend table information, as well as a limited amount of other non-Rule 430A information, and as a result is not yet able to include this information in Amendment No. 1.  The Company will include all non-Rule 430A information in future filings promptly after making such determinations.  The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

2.                                       Please revise your disclosure throughout to remove unnecessary capitalized terms and defined terms.  For example, revise to delete unnecessary parenthetical definitions, such as “COMSAT,” when the meanings of the terms are clear from context.  In addition, please minimize your use of acronyms.  As one example, instead of defining infrequently-used terms such as compounded annual growth rate as “CAGR” or satellite operations center as “SOC,” consider simply using the full term.  Further, consider using one consistent term, such as “the investment funds” to describe your current owners, rather than sometimes using “sponsor.”  Once you have explained that the investment funds are affiliated with The Blackstone Group, it is not clear why the funds would need to be referred to with another term.

The Company has revised its disclosure throughout Amendment No. 1 to remove unnecessary capitalized terms and defined terms and to minimize its use of acronyms.  The Company believes that it properly distinguishes between the terms “investment funds” and “sponsor” in the Registration Statement, as “investment funds” refers to the five specific Blackstone investment funds that own the Company, while “sponsor” refers to The Blackstone Group as a whole.  However, in an effort to clarify this distinction, the Company has replaced the term “sponsor” with “Blackstone Management Partners IV L.L.C.,” which is the Blackstone affiliate that entered into the Transaction and Monitoring Fee Agreement that is being terminated in connection with the offering.

3.                                       Please generally revise your registration statement to eliminate or further explain technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus.  For example, consider explaining terms such as “redundancy” and “in-orbit performance incentives” with clear concrete everyday language.

The Company has revised its disclosure throughout Amendment No. 1 to eliminate or further explain technical and business jargon.  The Company notes that it continues to use several acronyms for industry-specific technical terms, including “FSS,” “TT&C,” “DTH” and “VSAT,” as financial analysts and others who comment on the satellite industry routinely use these terms in their public commentary and reports to investors.  The Company believes that it would be helpful to investors if these terms are used consistently.

4.                                       We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by, Euroconsult and Northern Sky Research, for example.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.  Confirm for us that these documents are publicly available.  To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Simultaneous with the filing of Amendment No. 1, the Company is supplementally providing the Staff under separate cover copies of the Euroconsult and Northern Sky Research reports relied upon for certain figures in the Registration Statement.  The reports are generally available to persons who subscribe to the services of these companies and were not prepared specifically for this filing.

Basis of Presentation and the Reorganization , page ii

5.                                       In light of the similar discussions under your prospectus summary, consider deleting this repetitive disclosure.

The Company has deleted repetitive disclosure in the summary section regarding the transactions and the reorganization.

Industry and Market Data
Special Note Regarding Forward-Looking Statements

6.                                       Please move these sections to the body of the prospectus.  Your prospectus summary should immediately follow your cover page and table of contents.

The Company has moved the section entitled “Special Note Regarding Forward-Looking Statements” to follow the “Risk Factors” section on page 35 and has moved “Industry and Market Data” to page 146.

Prospectus Summary, page 1

7.                                       Please revise to decrease the length of your summary.  It should discuss only the key aspects of the offering and your operations.  Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary.  For example, consider eliminating here the extensive competitive strengths and strategy discussions, which are more appropriate for your business section.  As another example, please eliminate here the detailed biographical sponsor section, as, other than indicating the name and general identity of the sponsor, it does not include information that is so highly material to an investor’s understanding of this offering as to merit inclusion in the summary.  In addition, avoid copying disclosure directly from the body of the prospectus.  For example, the “Our Business Strategy” disclosure is substantially similar to the “Our Business Strategy” in the business section.

The Company has made a significant effort to decrease the length and reduce repetitive disclosure in the summary section.

8.                                       Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:

•                  that you, including your subsidiaries, have substantial indebtedness, indicating the aggregate amount as of December 31, 2004;

•                  where you suggest a superlative characteristic of your services or products, your basis for such suggestion—for example, where you indicate your customer circuit reliability, how you determined such reliability was 99.999994%, and where you describe your satellites as being the youngest global fleet in the fixed satellite services industry, more detail as to how you determined this, including which other fleets you considered;

•                  how many of your satellites accounted for 10% or more of your total services or contracted backlog as of December 31, 2004;

•                  the benefits (total dividends and termination fee) to be received by the investment funds and management (Blackstone-affiliated directors) as a result of the Transactions and the IPO.

The Company has revised the disclosure in the summary section to address the Staff’s comments.

9.                                       Define the phrase “free cash flow” on page 1.

The Company has replaced the term “free cash flow” with “cash flow” throughout Amendment No. 1.

10.                                 Please expand the chart on page 8 to illustrate the ownership and structure of the company prior to the restructuring and offering, and revise the current chart to add a box showing the public investors.

The Company has added a chart on page 6 to illustrate the ownership and structure of the Company prior to the restructuring and the offering.  The Company has also revised the chart on page 7 to show the public investors.

The Offering, page 10

11.                                 Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

The Company has revised the disclosure on page 9 in response to the Staff’s comment.

12.                                 Indicate in one place all of the dividends, including aggregate dollar amounts, you contemplate paying only the investment funds.  We note an apparently third dividend is described on page 12 using the proceeds from the amended agreement for the NSS-8.

The Company has revised the disclosure on page 10 in response to the Staff’s comment.

13.                                 Tell us when you will determine the dollar amount of the “additional dividend” to the investment funds.

The Company supplementally advises the Staff that it will be able to determine the dollar amount of the “additional dividend,” or over-allotment dividend, if and when the underwriters decide to exercise their over-allotment option.

Risk Factors, page 16

General

14.                                 Please discuss first the risks associated with your dividend policy and then your significant indebtedness.

The Company has revised the risk factors section so that risks related to the dividend policy and risks related to its indebtedness are discussed at the beginning of the section.

15.                                 Include an additional risk factor describing possible conflicts of interest that may stem from management and the sponsor’s joint decision to issue post-acquisition debt and issue common stock in this initial public offering and use proceeds from both to pay themselves pre-IPO dividends.  In the alternative, advise why no risk factor is appropriate.

The Company does not believe that the suggested additional risk factor is appropriate or necessary.  The Company has not issued any post-acquisition debt, and believes that the decision of management and the investment funds to pay pre-IPO dividends in connection with the NSS-8 refund from Boeing and the initial public offering does not raise any conflicts of interest between the investment funds and the Company’s future public shareholders.  The pre-IPO dividends were paid when the investment funds owned all the equity of the Company (other than the equity owned by management) and there were no public shareholders.  In undertaking these transactions, management acted in the best interest of the Company’s shareholders at the time, and the benefits of these transactions accrued to the investment funds in their capacities as the Company’s shareholders.  The transactions will be fully disclosed to the prospective new investors in this offering.  If management were to undertake any similar transactions in the future, it would be acting in the best interest of its shareholders at that time, which would include the new public shareholders, and the benefits of any such similar transactions would accrue to the investment funds and the public shareholders on a pro rata basis.  For example, the Company’s proposed dividend policy to be implemented upon completion of this offering will benefit the public shareholders on a pro rata basis with the investment funds.  The Company also notes that the Registration Statement already contains risk factors regarding the potential implications of the Company being controlled by the investment funds, including “The investment funds control us and may have conflicts of interest with us or you in the future” and “We are a ‘controlled company’ within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.”

16.                                 Please reduce the number of references to discussions elsewhere in the prospectus, in lieu of brief discussions in the risk factors that would make your points generally understandable.  For example, in the risk factor beginning “Our insurance will not protect us...” on page 22, rather than refer to a discussion in your business section, please briefly note the kinds of “significant exclusions” so that investors can tell from reading the risk factor the limits on your insurance coverage and other material information in understanding the risk.

The Company has revised the disclosure in the risk factors section to add brief discussions in lieu of certain cross-references.

A significant launch delay or launch failure could affect..., page 17

17.                                 Indicate when NSS-8 was supposed to be ready.

The Company has revised the disclosure on page 22 to indicate that NSS-8 was originally supposed to enter commercial service in the first quarter of 2005.

We may become subject to unanticipated tax liabilities..., page 21

18.                                 In order to evaluate how material these unanticipated tax liabilities may be, please provide a range of potential amounts in U.S. dollars.

The Company respectfully submits that quantified disclosure of unanticipated tax liabilities is not reasonably known and, accordingly, has not been provided.  For example, although the Company knows that the disputed Indian taxes described in the Registration Statement are between $5 million and $8 million, this risk factor is meant to notify prospective investors in the offering of positions that may be taken by various taxing authorities throughout the world, which the Company cannot reasonably predict.

The investment funds control us and may have conflicts of interest..., page 25

19.                                 So that investors might realize the extent to which the investment funds control your board, please state here the number of affiliated directors on your board.

The Company has revised the disclosure on page 27 to state that upon consummation of the offering, representatives of the investment funds will occupy four of the seven seats on its board of directors.

20.                                 We note your statement that “the investment funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.” So that investors might understand the relevance of such investments to your business interests, please indicate any of the investment funds that have voting control in any of your competitors or any of your customers from which you derive 10% or more of your revenues in any segment as of December 31, 2004.  Also, name the competitor or customer.

The Company supplementally advises the Staff that none of the investment funds has voting control over any of the Company’s competitors or any customers from which the Company derives 10% or more of its revenues in any segment as of December 31, 2004.

Higher capital expenditures in the future may require us..., page 27

21.                                 Please delete the mitigating language “While we are currently in a low cost capital expenditure period.”

The Company has deleted the mitigating language in response to the Staff’s comment.

“Our dividend policy may limit our ability to pursue growth…,” page 30

22.                                 Please note generally the several assumptions and judgments you have made in developing your dividend policy and the time frame covered by your dividend policy.

The Company has revised the disclosure on page 18 in response to the Staff’s comment.

The Transactions, page 36

23.                                 Please describe and quantify any material tax effects the acquisition and reorganization have had on the company.  In addition, assess the impact of the initial public offering upon any significant tax benefits resulting from the acquisition or reorganization.

The Company supplementally advises the Staff that the acquisition balance sheet contained a provision for income tax liabilities of $20.0 million. The Company believes that this adequately covers the liability assumed by New Skies Satellites B.V. with respect to the predecessor’s tax liability. The Company does not believe that the reorganization or the offering will materially affect its tax position. The use of proceeds from the offering and the way the proceeds are applied to pay down third party debt will be structured via intercompany debt in order to reduce the Company’s effective tax rate.

Use of Proceeds, page 37

24.                                 We note the company’s intention of paying a pre-IPO dividend of $93.5 million to the investment funds.  Explain the business reasons for contributing $93.5 million to a subsidiary that will loan back the money to the company to permit the payment of the dividend.  Also describe the reasons for the various intercompany loans and contributions that have occurred since the acquisition.

The Company supplementally advises the Staff that the $93.0 million pre-IPO dividend will be routed through various subsidiaries of the Company via contributions and upstream loans to comply with certain thin capitalization thresholds that are applicable for Dutch and Luxemburg tax purposes.

The various intercompany loans that are in existence relate to the efficient funding of the acquisition of New Skies Satellites N.V. Subsequent intercompany loans have been created as a result of converting the ownership structure of the investment funds to a flexible pre-IPO structure. These intercompany loans are part of the Company’s tax structure and are used to facilitate an efficient mechanism for moving funds from the operating company, New Skies Satellites B.V., to the Company.

25.                                 We note your statement that the “borrowings under the term loan facility were used, together with “other related financings and transactions, to finance the Acquisition.” Please be more specific here to assist investors in understanding how the transactions were financed.

The Company has revised the disclosure on page 38 in response to the Staff’s comment.

Dividend Policy and Restrictions, page 38

26.                                 We may have significant further comment after review of the missing information.

The Company acknowledges that the Staff may have significant further comment after review of the missing information.

27.                                 In the Notes to the Financial Statements, summarize the restrictions on your ability to pay dividends in accordance with Rule 4-08(e) of Regulation S-X.

The Company has included disclosure on page F-25 summarizing the restrictions on its ability to pay dividends in accordance with Rule 4-08(e) of Regulation S-X.

General

28.                                 Revise the first sentence in the first paragraph on page 38 to specify the “other purposes” to which you will not apply your available cash given your intention to use the cash to pay dividends.

The Company has revised the disclosure on page 39 in response to the Staff’s comment.

29.                                 We note your statement that your board’s adoption of a dividend policy “reflects an intention to distribute a substantial portion of the cash generated by [y]our business in excess of operating needs,” among other things.  What did the board consider in determining “operating needs” for the four fiscal quarters?

The Company has revised the disclosure on page 39 in response to the Staff’s comment to clarify that “operating needs” means “operating expenses and working capital requirements.”

30.                                 We note your statement that you “believe that [y]our dividend policy will limit, but not preclude, [y]our ability to pursue growth.” Provide clearer indication of how much management expects growth to be limited (e.g. significantly vs. minimally).

The Company has revised the disclosure on page 39 in response to the Staff’s comment.

31.                                 Please move the paragraph beginning “However, as described more fully below ...” which includes the bulleted risk factors about the dividend policy so that it immediately follows the first paragraph of this section.

The Company has revised the disclosure on page 39 in response to the Staff’s comment.

32.                                 We note your statement that, “[i]f we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing...”  What is the timeframe implied by the use of the word “continue?”  Beyond the initial four quarters?  In addition, clarify what is meant by the reference to management’s “current expectations.”  Is this a reference to how long management intends to pay dividends?  Does management intend to pay dividends beyond the initial four quarters?

The Company has revised the disclosure on page 39 in response to the Staff’s comment to clarify that these references do not refer to how long management intends to pay dividends.

33.                                 The paragraph beginning “In determining our expected initial dividend level...” appears to be largely duplicative of the information provided in the “Assumptions and Considerations” section.  Please delete it or combine it with that later disclosure to the extent it discusses any new points.

The Company has revised the disclosure on pages 39 and 40 in response to the Staff’s comment.

34.                                 Please revise to clarify whether the items in your list on page 38 were all of the material items you reviewed and analyzed in “determining [y]our expected initial dividend level,” and further specify the “various other aspects of our business” that you reviewed and analyzed.

The Company has revised the disclosure on page 39 in response to the Staff’s comment, including deleting the reference to “various other aspects of our business.”

35.                                 Delete the word “expected” from the introductory sentence to the first bullet point list on page 38.

The Company has deleted the word “expected” on page 39 in response to the Staff’s comment.

36.                                 We note your statement on page 39 that your company “has no history of paying sustained dividends out of cash flow.” Please tell us what you mean by “sustained” dividends.  Since, as you have suggested, your business will be essentially your direct and indirect subsidiaries’ operations and Seller’s former business, please explain why management has changed its dividend policy.

The Company supplementally informs the Staff that in prior years, New Skies Satellites N.V. only once paid a dividend. This is what the Company means by having no history of paying “sustained” dividends. The Company has also revised the disclosure on page 40 to explain that management has changed its dividend policy to provide greater value to its shareholders.

37.                                 Note here that your dividend policy may present a risk concerning your market price, as you state in your risk factors on page 26.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Minimum Adjusted EBITDA, page 39

38.                                 We note your statement on page 39 that “[t]he assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties . . . .”  Please address any reasonably forseeable material adverse developments that may affect your business and their effects on your assumptions and estimates here.

The Company has revised the disclosure on page 40 to clarify that all reasonable foreseeable material adverse developments that may affect its business have been disclosed in “Risk Factors.”

39.                                 If true, include a statement that you believe that you will not be prohibited from paying dividends at the stated level as a result of the restrictions imposed by the Bermuda, Dutch and Luxembourg laws, in a manner consistent with your disclosure in the penultimate paragraph on page 39.

The Company has revised the disclosure on page 41 in response to the Staff’s comment.

40.                                 We note your disclosure in the last paragraph on page 39 that “if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the restricted covenants.” Confirm that this language would also apply to the subsidiaries, and affirm in this section that the Issuer could pay this estimated level of dividends based on all restrictions.

The Company has revised the disclosure on page 41 in response to the Staff’s comment.

41.                                 In your table detailing the “Estimated Cash Available to Pay Dividends on Common Stock Based on Minimum Adjusted EBITDA” on page 40, it appears you will disclose the ratios derived from your projected level of minimum adjusted EBITDA.  In the notes to this chart, specifically (6), (7), (8) and (9), you should state the actual required ratios from the existing covenant as illustrated on page 74, so that a reader can clearly see whether you would be in compliance with the covenants.

The Company has revised the disclosure on page 43 in response to the Staff’s comment.

42.                                 We note your disclosure of “Pro Forma Cash Available to Pay Dividends” on page 41.  We believe this chart should reflect your historical ability to generate cash to pay dividends, and believe that you should make certain revisions to your disclosures:

•                  Revise your table at page 41 to reconcile your measure of Adjusted EBITDA to cash flows from operating activities, rather than net loss.

•                  Revise your table at page 41 to use the historical actual figures for cash flows from operating activities, EBITDA, and Adjusted EBITDA and the related reconciling items, rather than the pro forma amounts for the year ended December 31, 2004.

•                  As a result of the changes above, modify your introductory table to this paragraph to state that the table reflects the combination of the historical actual results of both the Predecessor and the Successor, the applicable periods, and the impact of the Acquisition and subsequent reorganization.

•                  Clarify footnote 11 to discuss what is included in the costs related to the transactions in a manner consistent with Note 2 to the Consolidated Financial Statements, and include a statement that the costs were incurred solely as a result of the Acquisition of New Skies Satellites N.V. by New Skies Investments S.a.r.l.

The Company has revised the disclosure on pages 42 through 44 in response to the Staff’s comment.

43.                                 Because your definition of Adjusted EBITDA appears to exclude certain costs that involve cash outlays, this measure does not appear to be highly correlated to cash.  We believe that you should make certain revisions to your disclosures:

•                  In order to depict the amount of cash that you believe will be available to pay dividends in the full year following the offering, revise your table on page 40 to remove any cash expenses that were added to EBITDA in arriving at your calculation of minimum Adjusted EBITDA.  For example, you should subtract any known or estimated cash costs expected to be incurred in the full year following the offering, which would otherwise be included in Adjusted EBITDA pursuant to the definition, in arriving at the estimated cash available to pay dividends.

•                  We do not believe it is appropriate to exclude cash costs that were incurred in historical periods from your table at page 41 since this table is intended to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods.  Revise your table to remove all cash items in your calculation of cash available to pay dividends.

The Company has revised the disclosure on pages 41 through 44 in response to the Staff’s comment.

44.                                 Supplementally provide us with more details about the reconciling item “unused satellite capacity leased from third party.” Tell us where these costs are included in the Consolidated Statements of Operations.  If these were cash costs, they should be removed from your calculation of cash available to pay dividends at page 41.

The Company has revised the disclosure in footnote (13) on page 44 in response to the Staff’s comment.  The Company supplementally confirms that the cost of the unused satellite capacity is included in Cost of Operations in the Consolidated Statements of Operations.

45.                                 Supplementally describe for us and revise to disclose the nature of the adjustment “working capital and other cash requirements.” Tell us your basis for including this adjustment as an increase to your calculation of cash available to pay dividends.

The Company has revised the disclosure in footnote (3) on page 43 in response to the Staff’s comment.

46.                                 Tell us why you have disclosed the estimated cash taxes as a footnote rather than including it in the table of “Pro Forma Cash Available to Pay Dividends.” It would appear that this amount should be deducted in arriving at the Cash Available to Pay Dividends.

The Company has revised the “Cash Available to Pay Dividends” table on page 42 to include cash income taxes.

47.                                 We note footnote 11 to the table depicting pro forma cash available to pay dividends.  Identify why these “non-recurring costs” were.

The Company has identified the non-recurring costs in footnote (11) on page 44.

48.                                 Explain why the items referenced in footnotes 14 and 15 are considered non-recurring.

The Company has deleted footnotes 14 and 15.

Assumptions and Considerations, page 42

49.                                 In order to support of your dividend policy, expand your discussion to disclose historical Adjusted EBITDA for the most recent three years.

The Company has added disclosure regarding historical Adjusted EBITDA for the most recent three years on page 44.

50.                                 Please revise to clarify that your list on pages 42 and 43 includes all material factors considered by management and the board.

The Company has revised the disclosure on page 44 in response to the Staff’s comment.

51.                                 Please indicate your expectation of the collectability of the backlog amounts you indicated in the second bullet under the first paragraph under this heading.  We note disclosure in your risk factors section on page 23 about risks of “non-performance” that should be made clear here, given the magnitude of these numbers.

The Company has revised the disclosure on page 44 in response to the Staff’s comment.

52.                                 Please provide a discussion of the amount of capital expenditures that management believes is necessary to maintain the effectiveness of your present operations.  We note you mention on page 75 approximately $8 to $10 million for 2005.

The Company has revised the disclosure on page 44 in response to the Staff’s comment.

53.                                 We note that management considered that your “operating costs and expenses are largely fixed” when deciding on the company’s dividend policy.  Clarify whether this statement takes into consideration repair costs for satellite anomalies and your relying more on self insurance instead of traditional insurance in the future to the extent you have described on page 100.  In addition, we note that your in-orbit insurance policies are for one-year terms.  Clarify whether your dividend policy takes into consideration increased insurance costs upon renewal.  Also, please revise this fifth bullet under the first paragraph to provide the historical amounts of operating expenses considered and the extent to which your policies regarding operating expenses will change in order to maintain the dividend policy.

The Company supplementally advises the Staff that the statement that “[o]ur operating expenses ... are largely fixed” does take into consideration the potential effects of anomalies and insurance.  Satellites cannot be repaired once in orbit.  Consequently, an anomaly could reduce the Company’s revenues but would not cause it to incur repair costs.  Please also note that an anomaly could cause the Company’s operating costs to increase; this point is discussed on page 45.  Similarly, the Company has not assumed that it will change its existing approach to obtaining insurance.  Although it is correct that it might do so in the future, the Company has no current plans to do so and consequently has not included in its cost projections any savings arising from self insurance or other alternative insurance arrangements (other than with respect to NSS-8, as disclosed in the Registration Statement).  Finally, the Company does not anticipate that insurance rates will rise significantly enough to materially affect its operating expenses.

The Company has also revised the disclosure on page 45 in response to the Staff’s comment.

54.                                 Tell us how you determined that the assumptions on page 43 were reasonable.  We note your second assumption regarding no satellite anomalies or service interruptions resulting in lost revenues and your risk factor regarding the potential effect of satellite anomalies and service interruptions on your business on page 16.

The Company supplementally advises the Staff that it determined that the assumptions regarding its ability to support the dividend policy were reasonable based upon its past results taken in light of current events and reasonably foreseeable future developments.  With respect to satellite anomalies and service interruptions, the Company’s overall availability rate has consistently been very high throughout its history, with annual outages affecting significantly less than 0.01% of its available capacity.  For example, during 2004 the Company’s availability rate was 99.9999% — i.e., outages affected only 0.0001% of its available capacity.  The Company has no reason to believe that its future performance will differ materially from its past performance.  Thus, while the Company believes it is appropriate to disclose the risk of significant anomalies and service interruptions and the potential consequences of such events, it also believes it is reasonable to assume that anomalies and service interruptions will not materially affect its ability to support the dividend policy.

55.                                 Please revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.

The Company has revised the disclosure on page 45 in response to the Staff’s comment.

56.                                 With regard to the last paragraph, expand your disclosure to elaborate on the factors and future developments that could affect the payment of dividends from your current expectations.

The Company has deleted the referenced paragraph, as it believes that such information is sufficiently disclosed elsewhere in Amendment No. 1.

57.                                 We note your disclosure in the first paragraph on page 38 concerning your policy involving the retention of sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments.  Please explain what types of growth opportunities those might be, and how you distinguish them from necessary expenditures for maintaining the status quo.  Also, please quantify what you currently consider this amount of cash to be, in light of the fact that this is somewhat contrary to the stated policy of distributing substantially all of the cash over and above that necessary for the relatively fixed costs of debt service and maintenance capital expenditures.

The Company respectfully notes that its new dividend policy is to distribute “a substantial portion” of its excess cash, not “substantially all of the cash” as set forth in comment 57.  The distinction is significant because the Company expects that there will be some amounts of excess cash on its balance sheet even following the adoption of the dividend policy.  The amount of this cash is necessarily dependent on the results of the Company’s future operations.  Accordingly, the Company is unable to quantify the amount of this future excess cash, nor is it able to describe with greater detail what types of growth opportunities might be pursued with these amounts.  The Company’s expected operational and capital expenditures have already been taken into account in adopting its dividend policy and, as a result, any growth opportunities pursued by the Company would be incremental to such expenditures.

Restrictions on Payment of Dividends, page 44

58.                                 We note your disclosures regarding the legal restrictions in the countries in which your subsidiaries are based.  Revise to more clearly summarize these restrictions, and tell us what consideration you have given to disclosing a quantitative analysis illustrating your ability to pay dividends in the Initial Four Quarters in light of these restrictions, in a manner similar to that of the debt covenants on page 40.

The Company has revised the disclosure on pages 46 through 49 to more clearly summarize the legal restrictions.  Quantified disclosure of the Company’s ability to pay dividends in light of these restrictions cannot be reasonably estimated due to the numerous factors involved and, accordingly, has not been provided.

59.                                 Has the company sought the advice of local counsel in each of these foreign jurisdictions as to whether the company’s anticipated financial condition and structure following the offering will permit the payment of dividends for the initial four quarters? Please clarify.

The Company has revised the disclosure on page 46 in response to the Staff’s comment.

60.                                 Describe the “events of default” under the senior secured credit facilities and under your senior notes indentures, or, if described in such section, include cross-references to the discussion in your “Description of Indebtedness.”

The Company has revised the disclosure on page 51 to include cross-references to “Description of Indebtedness” and has added disclosure regarding events of default under the indentures on pages 128 and 129.

61.                                 Describe the “restricted payments” under each of the senior notes indentures.  This will assist investors in assessing whether dividend payments may be made even without your meeting the restricted payments test involving cumulative credit and 1.4x cumulative credit expense at a particular time.

The Company has revised the disclosure on pages 51 and 52 in response to the Staff’s comment.

Capitalization, page 50

62.                                 We note the disclosure of footnote 1 to the table.  Indicate the amount of the term loan facility that the company intends to repay with proceeds from the offering.

The Company has revised the disclosure in footnote (1) on page 53 in response to the Staff’s comment.

Dilution, page 51

63.                                 Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

The Company has revised the disclosure on page 54 in response to the Staff’s comment.

64.                                 Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding options.

The Company has revised the disclosure on page 54 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 54

65.                                 Please revise your presentation of the pro forma balance sheet to give effect to the reorganization and the amendment to the NSS8 contract first.  This should be followed by a subtotal column to present the financial position of the company on a pro forma basis prior to the offering and use of proceeds.  You may follow this with an additional adjustment column to give effect to the offering and use of proceeds, and a final column presenting the company on a pro forma post-offering basis.

The Company has revised the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 56 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 58 in response to the Staff’s comment.

66.                                 It is unclear how the preferred equity certificates and convertible preferred equity certificates are being treated as a result of the Transactions.  Please provide us with more details on the arrangement you entered into with the sponsor regarding these certificates.  Tell us why you have not included the reclassification to equity within the pro forma amounts disclosed on the Consolidated Balance Sheets on page F-3.

The Company supplementally advises the Staff that in connection with the transactions in November 2004, the investment funds funded New Skies Investments S.a.r.l. with $153 million of preferred equity certificates, $8.5 million of convertible preferred equity certificates and $1.5 million of equity. The preferred equity certificates were used to provide a shareholder loan to New Skies Satellites Holding B.V., which in turn loaned $153 million to New Skies Satellites B.V., which used the proceeds for the acquisition of certain assets and liabilities of New Skies Satellites N.V. The proceeds from the convertible preferred equity certificates were contributed to the equity of New Skies Holding B.V. and subsequently to New Skies Satellites B.V. These funds were also used for the acquisition of certain assets and liabilities of New Skies Satellites N.V.

The Company acknowledges that the presentation of the pro forma amounts on the Consolidated Balance Sheets on page F-3 may be confusing to a reader as such amounts differ from those on the Unaudited Pro Forma Consolidated Balance Sheet on page 56 prepared in accordance with Regulation S-X, Article 11.  The Company applied a strict interpretation of SAB Topic 1-B(3), Other Matters, and Topic Three (IV)(B) of the SEC Staff Training Material and therefore only reflected the accrual of the planned dividend to be paid with proceeds from the offering, as well as the dividend paid in February 2005 with proceeds from the amended agreement for NSS-8, in the pro forma amounts on the Consolidated Balance Sheets on page F-3, but did not reflect any other material transactions that are otherwise reflected in the Unaudited Pro Forma Consolidated Balance Sheet on page 56.  In response to the Staff’s comment, the Company revised Note 1 to the consolidated financial statements on page F-7 to clarify the presentation of the pro forma amounts on the Consolidated Balance Sheets.

67.                                 Please disclose on the pro forma balance sheet the line items that make up shareholders’ equity.

The Company has revised the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 56 in response to the Staff’s comment.

Unaudited Pro Forma Statement of Operations, page 55

68.                                 Regarding adjustment (e), please explain to us the nature of the “monitoring” services provided to the company.  Also, please justify to us the elimination of what appear to be recurring management expenses.

The Company supplementally informs the Staff that in connection with the acquisition of New Skies Satellites N.V., Blackstone Management Partners IV L.L.C. entered into a transaction and monitoring fee agreement with the Company’s subsidiary relating to certain monitoring, advisory and consulting services that affiliates of the sponsor will provide.  These services include (i) advice regarding the structure, distribution and timing of debt and equity offerings, (ii) advice regarding our business strategy, (iii) general advice regarding dispositions and/or acquisitions and (iv) other services of the type customarily performed by Blackstone Management Partners IV L.L.C.  This disclosure has also been added to pages 122 to 123 in response to Staff comment number 86.

As such fees commenced in connection with the acquisition of New Skies Satellites N.V., the pro forma adjustment described in footnote (a) to the Unaudited Pro Forma Condensed Consolidated Statement of Operations adjusts the full year monitoring fee expense as if the acquisition occurred on January 1, 2004.  The pro forma adjustment described in footnote (f) to the Unaudited Pro Forma Condensed Consolidated Statement of Operations reflects the elimination of the pro forma full year expense due to the termination of this fee upon completion of the offering and the resulting absence of a recurring expense.

69.                                 Refer to footnote (h).  Please disclose, in quantified detail, each item included in your calculation of pro forma weighted average shares outstanding.

The Company has revised the disclosure on page 59 in response to the Staff’s comment.

Management’s Discussion and Analysis, page 59

Management Overview, page 59

70.                                 We note that, less than four months ago, in November 2004, the investment funds associated with The Blackstone Group, through various entities, bought substantially all of the assets of New Skies Satellites N.V., a public company, and the public company is currently in the process of liquidating.  Now, the investment funds that bought the assets of the public company want to take the business public again.  Please disclose in the forepart of MD&A, management’s business reasons for selling substantially all the assets of the public company to the investment funds and the business reasons for conducting an initial public offering at this time.

The Company has revised the disclosure on pages 62 and 63 in response to the Staff’s comment.

71.                                 We note that you must re-insure your satellites each year.  We also note that insurance costs have generally increased each year.  Expand to include management’s expectation of the impact of renewing coverage on the company’s financial condition and operations over the next twelve months and beyond.  In addition, discuss whether management has considered self-insurance as an alternative to renewing coverage in the future.

The Company has revised the disclosure on page 69 in response to the Staff’s comment.

Backlog, page 65

72.                                 We note your discussion that the majority of your contracts are non-cancelable agreements.  We also note that you cancelled certain contracts for non-performance.  Tell us what your historical cancellation rates have been.  For the contracts that have cancellation options with early termination fees.  Provide us with more details regarding how these early termination fees are determined and the relative materiality of the fees when compared with the value of the overall contract.

The Company has revised the disclosure on page 69 in response to the Staff’s comment.

Year Ended December 31, 2004 (Combined) Compared to Year Ended December 31, 2003, page 68

73.                                 We note that for purposes of your year-over-year discussions of operating results, you have elected to combine the activity of the Predecessor, from January 1, 2004 through November 1, 2004, with that of the Successor, from November 2, 2004 through December 31, 2004.  While we do not object to this presentation, we believe you should add additional disclosure within MD&A so that a reader can understand why the amounts are combined, how they were determined, and whether you believe that amounts will remain consistent or change in light of the Successor’s operating structure and the change in control.

The Company has added disclosure on pages 69 and 72 in response to the Staff’s comment.

74.                                 We note your disclosure in Note 1 that deferred revenues relate to prepayments under transponder service agreements.  To the extent that it is meaningful, consider disclosing the periods over which you expect to record this revenue, in a manner similar to your backlog disclosures.

Given that deferred revenues represent less than one percent of total liabilities as of December 31, 2004 and are generally recorded as revenue in less than three months from the date the cash is received, the Company believes that additional disclosure of deferred revenues in MD&A is not considered meaningful.

Liquidity and Capital Resources, page 70

75.                                 Please describe the shift in your capital expenditures policy necessitated by the dividend policy and the potential implications of the shift on your liquidity and operations.

The Company has revised the disclosure on page 75 to explain that the shift in its capital expenditures policy reflects the completion of its satellite construction program and the amendment of the NSS-8 contract, rather than being necessitated by its new dividend policy.

76.                                 We note your discussion on page 43 and 71 of your committed capital investment program.  Expand your discussion here to highlight past expenditures in connection with this program.  Explain why further capital investment under this program will no longer be necessary.

The Company has revised the disclosure on page 75 in response to the Staff’s comment.

77.                                 We note your various initiatives to further your business strategy beginning on page 87.  Please discuss here and in the risk factors section, if appropriate, how payment of quarterly dividends could affect your ability to carry out these initiatives during a particular time frame.  In addition, disclose the amounts that you anticipate will be needed for maintenance of your satellites and the amount needed for growth over the next five years and how this may affect dividend payments.

The Company supplementally informs the Staff that it is using existing capabilities to meet its financial goals, and management believes that the Company will have sufficient available network capacity on all aspects of its network to meet current plans in the Initial Four Quarters and to continue to grow the business in the future.  In addition, the Company’s planning contemplates replacement of existing infrastructure (satellite and terrestrial networks) when the infrastructure reaches the end of its useful life.  As discussed in the Company’s responses to comments 53 and 54, the Company’s long-term planning has been sensitized for variability in the currently expected utility of the infrastructure.  The Company’s planning, even in conservatively sensitized scenarios, contemplates adequate cash flow generated from operations for the intended dividend payments in the planning horizon.

In response to the Staff’s comment, the Company has revised the disclosure on page 15. The Company respectfully submits its belief that projections beyond the Initial Four Quarters are subject to uncertainties and assumptions that would make any such projection unreliable.

Contractual Obligations on a Pro Forma Basis, page 76
Contractual Obligations on a Historical Basis, page 77

78.                                 Revise your tables to include the estimated obligations relating to interest payments and discuss how you calculated these amounts.

The Company has revised the disclosure on pages 81 and 82 in response to the Staff’s comment.

Business, page 84

General

79.                                 Please further describe what your “committed capital investment program” has involved and when it started.  See our related MD&A comment.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

80.                                 Tell us what consideration you have given to including research and development disclosure according to Item 101(c)(xi) of Regulation S-K.

The Company considered the requirements of Item 101(c)(xi) of Regulation S-X and believes that no disclosure is required in response to the item as the Company’s research and development expenditures are negligible.

81.                                 Tell us what consideration you have given to intellectual property disclosure according to Item 101(c)(iv) of Regulation S-K.

The Company considered the requirements of Item 101(c)(iv) of Regulation S-X and believes that no disclosure is required in response to the item as the Company’s patents, trademarks, licenses, franchises and concessions are not material to its business or industry segment.

82.                                 We note your table on page 97 listing all of your satellites.  Clarify whether you have any satellites currently in use where you do not have backup capacity.

The Company has revised the disclosure on page 103 in response to the Staff’s comment.

Competition, page 101

83.                                 Discuss in greater detail your competition’s advantages in relation to you and how this affects your competitive position within your markets.  Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.  See Item 101(c)(x) of Regulation S-K.

The Company has revised the disclosure on page 107 in response to the Staff’s comment.  However, the Company notes that quantified disclosure of the Company’s market share is not reasonably known and does not believe it is meaningful and, accordingly, it has not been provided.  The satellite industry involves a large number of somewhat distinct “micro” markets based on the geography (which satellites are capable of serving a given geographic area), connectivity (what different geographic areas can be connected together via the satellite), technical issues (power, frequency, polarization), user segments

(existence of a neighborhood), and the like.  Thus, it is difficult to quantify with any precision which satellites serve a particular market.  For example, although two satellites may both serve the European market, if one provides connectivity to the Americas while the other provides connectivity to the Middle East, the two satellites will in fact serve different user groups within the European market and will not truly compete with one another.  Similarly, although two satellites may serve the Latin American market, if one contains an established video neighborhood while the other does not, the satellites may compete in serving data and Internet customers but the latter is unlikely to be a serious competitor in serving video customers.

Management, page 108

84.                                 Clarify in the introduction that the table also presents executive officer titles for New Skies Satellites B.V.

The Company has revised the disclosure on page 114 in response to the Staff’s comment.

Stock Incentive Plan, page 112

85.                                 Please tell us the Securities Act exemption upon which you intend to rely for issuance, prior to the offering, of common stock to key employees.

The Company supplementally informs the Staff that it intends to issue options to key employees prior to the offering pursuant to the exemption from registration provided by Rule 701 promulgated under the Securities Act.

Certain Relationships and Related Party Transactions, page 116

Transaction and Monitoring Fee Agreement, page 116

86.                                 Describe briefly the monitoring, advisory and consulting services that the sponsor has provided you and any other material terms of the agreement.  Discuss how transaction prices were determined by the parties and whether you believe the terms of the agreement are comparable to terms you could obtain from an independent third party.

The Company has revised the disclosure on pages 122 to 123 in response to the Staff’s comment to describe the management and advisory services provided.  The Company respectfully submits that, given that the transaction and monitoring fee agreement will be terminated in connection with the offering, the disclosure in Amendment No. 1 with respect to the agreement is sufficient for the understanding of investors and is consistent with disclosure contained in recent comparable transactions where similar advisory arrangements are being terminated.

Registration Rights Agreement, page 117

87.                                 Disclose the terms of the registration rights, including any demand registration rights, so that investors might gauge when the exercise of such rights and a related resale could lead to a large number of your shares being sold at one time.

The Company supplementally informs the Staff that it is still negotiating the specific terms of the Registration Rights Agreement and will not be able to add additional disclosure until a future amendment.

Description of Indebtedness, page 118

88.                                 In the appropriate places, please briefly describe “events of default” under each of the senior notes indentures.

The Company has revised the disclosure on pages 128 and 129 to include a description of “events of default” under each of the indentures.

89.                                 Tell us what consideration you have given to a summary here of the terms of the debt, such as the preferred equity certificates, the New Skies entities have been contributing to each other.

The Company supplementally informs the Staff that the debt of New Skies Investments S.a.r.l. owned by the investment funds will be contributed to the Company prior to the offering. Following the transfer to the Company, the convertible preferred equity certificates issued by New Skies Investments S.a.r.l. will be converted to preferred equity certificates on a fully diluted basis. Since this will not materially affect the Company on a consolidated basis, no further description has been included.

Description of Capital Stock, page 124

90.                                 Include the disclosure required by Item 201(b) of Regulation S-K.

The Company has revised the disclosure on page 121 to include the disclosure required by Item 201(b) of Regulation S-K.

Underwriting, page 137

91.                                 As soon as practicable, please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD.  Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

The Company will supplementally advise the Staff once the amount of compensation to be allowed or paid to the underwriters has been cleared by the NASD and will provide the Staff with a copy of the letter or a call from the NASD informing them that they have no additional concerns.

92.                                 Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails.  Your supplemental explanation should include, but not be limited to, the following details:

•                  How the prospective recipients and number of reserved shares are determined;

•                  How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;

•                  The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;

•                  The process for confirmation and settlement of sales to directed share purchasers;

•                  Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;

•                  The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and

•                  Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public.

Provide us with copies of all written communications with prospective purchasers about the directed share program.

The Company has not yet determined whether they will request that the underwriters reserve a portion of the shares to be offered for sale in a directed share program.  Once a determination is made, the Company will supplementally advise the Staff and, if necessary, provide the name of the underwriter selected and the mechanics of such directed share program to the Staff.

93.                                 Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act.  In particular, please address:

•                  the communications used;

•                  the availability of the preliminary prospectus;

•                  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•                  the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.  Provide us also with copies of all information concerning your company or prospectus that have appeared on their website.  Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet.  If so, tell us when.  If not, tell us if they intend to do so.  In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comments.

The Company has been informed by the underwriters that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff.  If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

Please note that the Company has been advised by certain of the underwriters as follows:

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of common stock of New Skies Satellites Holdings Ltd. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission.  By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, we have added language to the “Underwriting” section of the prospectus on page 143.

UBS Securities LLC has advised the Company that as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers.  UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its DealKey (SM) System (as described in the following paragraph).  To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format.  No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act has been prepared and filed with the Staff.

UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC’s website.  UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering.  The DealKey (SM) section is separate from UBS Securities LLC’s publicly available website as access to DealKey (SM) is password-protected.  UBS Securities LLC customers may obtain password access to DealKey (SM) upon request.  UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A.  DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page.  The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus.  The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer.  The Company has been informed by UBS Securities LLC that Kristina Wyatt, Esq. (formerly Schillinger) of the Staff has reviewed UBS Securities LLC’s electronic offering procedures.  UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Wyatt.

UBS Securities LLC has informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

The Company has been advised by Lehman Brothers that any electronic distribution of prospectuses by Lehman Brothers will be done in accordance with procedures previously reviewed and approved by Kristina Wyatt, Esq. (formerly Schillinger) of the Staff.

Banc of America Securities LLC has advised the Company that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on a branded website.  No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act.  The electronic version of the preliminary prospectus shall be identical to the copy filed with the Staff.

Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically.  Documents delivered electronically will be in Adobe PDF format.  These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time.  Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers.

Deutsche Bank Securities and Wachovia Securities have advised the Company that they do not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering.

In addition, Goldman, Sachs & Co., UBS Securities LLC and Banc of America Securities LLC have informed the Company that they expect to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed these underwriters that it is posting such road show presentation in accordance with the Net Roadshow Inc. no-action letter, received from the Staff on September 8, 1997 and subsequent no-action letters from the Staff with respect to virtual roadshows.  Each of the underwriters has previously provided to the Staff a copy of their agreements with YahooNet Road Show.

The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

Financial Statements

Consolidated Statements of Operations, page F-4

94.                                 Tell us why you believe it is appropriate to include the cash amounts related to the Intelsat settlement as “Other revenues” rather than below the line as a component of other income.  Supplementally tell us what costs, if any, were incurred in connection with the generation of this revenue, in what period they were recognized, and in what caption you recorded them in the Consolidated Statements of Operations.

The Company supplementally informs the Staff that revenues, as defined by paragraph 78 of SFAC 6, Elements of Financial Statements, are inflows “… that constitute the entity’s ongoing major or central operations.” The Company believes it is appropriate to record the cash amounts generated from Intelsat as “Other revenues,” rather than below the line as a component of other income, as such inflows constitute the Company’s central satellite operations.

The Company also supplementally informs the Staff that it operates its satellites as a fleet, and as such, the Company chooses from the locations or slots available to it as to where the Company operates its satellites.  As the Company has more slots than satellites at this time, the Company also needs to decide from which of these available locations it should operate its own satellites and whether the Company should procure additional satellites to better capitalize on the opportunities to generate revenue from those remaining unused slots.  Alternatively, the Company could and does earn revenues by selling the right to a third party to generate revenues at the slot (or an adjacent location) in return for compensating the Company for relinquishing its right to such location.  This is the basis for deriving the Company’s ”Other revenues” and is an area that the Company continues to customarily explore as part of its central business operations for each of the Company’s currently unutilized locations.

The Company also supplementally informs the Staff that additional costs incurred in connection with the generation of these revenues are considered to be de minimis since the right to use a location or slot is granted by the Dutch government at no or minor cost to the Company.

95.                                 It appears that the caption “cost of operations” excludes depreciation for property and equipment directly attributed to the generation of revenue.  If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “cost of operations.”

In response to the Staff’s comment, the Company revised the Consolidated Statements of Operations on page F-4 to comply with SAB Topic 11-B, Depreciation and Depletion Excluded from Cost of Sales.

Consolidated Statements of Cash Flows, page F-6

96.                                 Tell us how the amounts for “Satellite Performance Incentives” in the financing activities section are calculated.  We note this is not the total change in the accounts year over year.  If amounts are included in the operating activities section, supplementally tell us these amounts and break them out separately in your next amendment.

The Company supplementally informs the Staff that the amounts reported in the Consolidated Statements of Cash Flows as “Satellite performance incentives” represent the actual periodic cash payments made under the Company’s contracts with its satellite manufacturers.  For all satellites currently in orbit, these contracts require the Company to make incentive payments over the orbital design life of the satellites.  Such amounts differ from the change in the corresponding liability from December 31, 2003 to December 31, 2004, primarily due to the fair value adjustment required to be recognized at the date of acquisition in connection with the November 2, 2004 acquisition of New

Skies Satellites N.V. as disclosed in “Formation and Asset Transfer – Successor” in Note 2 to the consolidated financial statements.  In determining the fair value of the satellite performance incentives at the date of acquisition, the Company computed the present value of amounts to be paid using the current market interest rate, which differs from the interest rates used to compute the present value of the obligation at the inception of the respective contracts.  The remaining difference between the actual periodic cash payments and the change in the corresponding liability (recorded at present value) from December 31, 2003 to December 31, 2004 represents the interest accretion component.

Note 2 - Description and Formation of the Business, page F-8

97.                                 Tell us where the amounts related to the direct acquisition costs are captured in the preliminary purchase price allocation.  Additionally, we note that you discuss that the payment of the transaction and advisory fee of $9 million to the sponsor was allocated between direct acquisition costs and debt issuance costs.  Tell us how you determined the allocation for this as well as the reimbursement of out-of-pocket expenses.

The Company supplementally informs the Staff that the direct acquisition costs of $24.8 million are recorded as part of the total purchase price consideration of $982.8 million in accordance with paragraph 24 of SFAS 141, Business Combinations, and as disclosed in Note 2 to the consolidated financial statements. The transaction and advisory fee and reimbursement of out-of-pocket expenses paid to Blackstone Management Partners IV L.L.C. were allocated between direct acquisition costs and debt issuance costs based on an estimate of the actual time spent and costs incurred by Blackstone Management Partners IV L.L.C. on each of the respective transactions (being the acquisition of New Skies Satellite N.V. and the issuance of $745 million of long-term debt and a $75 million revolving credit facility).

98.                                 We note that the sponsor may elect to receive a single lump sum cash payment relative to the monitoring agreement.  It is unclear if this is related to the $6 million of net proceeds discussed in the “Use of Proceeds” on page 37 as a termination fee.  Please clarify your disclosure and advise us.

The Company supplementally advises the Staff that the single lump sum cash payment relative to the monitoring agreement disclosed in “Transaction Fee and Monitoring Agreement” in Note 2 to the consolidated financial statements corresponds to the $6.5 million of net proceeds discussed in “Use of Proceeds” on page 38 as a termination fee.  In response to the Staff’s comment, the Company has clarified the disclosure on page F-10.

Note 3.  Summary of Significant Accounting Policies, page F-11

99.                                 Explain to us your basis in GAAP for capitalizing launch insurance premiums.

The Company believes it is appropriate to capitalize the cost of launch insurance premiums, since it is an external direct cost incurred that is necessary to prepare the satellites for their intended use.  The Company’s conclusion is based by analogy on the following authoritative guidance:

“Costs incurred … for … insurance shall be capitalized as property cost only during periods in which activities necessary to get the property ready for its intended use are in progress.” (SFAS 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, par. 6)

“The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use. …” (SFAS 34, Capitalization of Interest, par. 6)

Furthermore, this accounting treatment is consistent with industry practice as indicated by PanAmSat Holding Corp. and Intelsat, Ltd. in their respective financial statements.

100.                           We note your discussion of the unsuccessful launches and satellite failures.  Supplementally tell us the amount of these expenses for the year ended December 31, 2002, 2003, and the periods between January 1, 2004 and November 1, 2004, and November 2, 2004 and December 31, 2004.

The Company supplementally advises the Staff that the Company did not incur any expenses for unsuccessful launches and satellite failures during the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004 and the period from November 2, 2004, respectively.

Note 4.  Communications, Plant and Other Property, page F-15

101.                           Expand your disclosure to discuss that the decrease in total value from December 31, 2003 to December 31, 2004 was due in part to the need to record the assets at fair market value as of the Acquisition Date.

In response to the Staff’s comment, the Company revised Note 4 on page F-16 to provide the requested disclosure.

Note 5.  Contractual Commitments, page F-16

102.                           We note your discussion throughout the document that the government of India has assessed tax on certain royalties.  Supplementally tell us the amount of the assessment for all income statement periods, and revise your disclosure to discuss if you have accrued any amounts related to this matter.

In response to the Staff’s comment, the Company notes that the amount of the assessments raised for the period April 1999 to March 2002 is $5.0 million, including interest.  The Company has established an accrual of $5.0 million in respect of withholding tax obligations. In response to the Staff’s comment, the Company has revised Note 6 on page F-19 and pages 23 and 85 to provide the requested disclosure.

Note 6.  Income Taxes, page F-17

103.                           With regard to your negotiations with the Dutch tax authorities, disclose whether you believe that there will be any impact on reported earnings as a result of this dispute.  Tell us if you had previously recorded any valuation allowance for the deferred tax asset of $15.6 million at the contribution date.

The Company’s predecessor, New Skies Satellites N.V., did not record a valuation allowance against the $15.6 million deferred tax asset at the contribution date of December 1, 1998.  The Company further advises the Staff that the acquisition of New Skies Satellites N.V. was structured as an acquisition of assets, rather than an acquisition of a business.  As such, the Company did not acquire the $15.6 million deferred tax asset previously recorded by New Skies Satellites N.V. In response to the Staff’s comment, the Company has revised Note 6 on page F-18 to provide the requested disclosure.

Additionally, as mentioned in the response to comment 23, the Company supplementally advises the Staff that the acquisition balance sheet contained an historical provision for income tax liabilities of $20.0 million.  The Company believes that this adequately covers the obligation assumed by New Skies Satellites B.V. with respect to the predecessor’s tax liability.

104.                           Revise to provide the reconciliation between the Netherlands statutory rate and the effective tax rate for both the Predecessor and Successor in a tabular form.  Revise your disclosure to break out the non-deductible expenses individually, consistent with Article 4-08(h)(2) of Regulation S-X.  Additionally, expand your discussion in MD&A to elaborate on the fluctuations in the effective income tax rate and your expectations of these trends in future periods.

In response to the Staff’s comment, the Company has revised Note 6 on page F-18 and MD&A on page 73 to provide the requested disclosure.

Note 8.  Preferred Equity Securities Subject to Mandatory Redemption, page F-19

105.                           Disclose the terms of the conversion feature of the convertible preferred equity certificates.  Also, explain to us your compliance with the guidance in EITF Issue No. 98-5.

In response to the Staff’s comment, the Company revised Note 8 on pages F-20 and F-21 to provide the requested disclosure.  The Company supplementally advises the Staff that it considered the guidance in EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and believes the convertible preferred equity certificates do not have a beneficial conversion feature as the estimated fair value of the ordinary shares of New Skies Investments S.a.r.l., on a per share basis, was equal to the conversion price of $35 per share at the commitment date.  The Company also refers the Staff to its response to comment number 66 with respect to the accounting treatment of the convertible preferred equity certificates prior to the consummation of the initial public offering by the Company.

Note 10.  Significant Customers, page F-20

106.                           We note in your discussion on page 24 that during 2004, COMSAT General Corporation, one of your most significant customers was acquired by Intelsat, one of your direct competitors.  Expand your disclosure here and in MD&A to more fully discuss your expectations of the impact of this loss on your future operating results.

The Company has revised the disclosure on pages F-21, F-22 and 68 in response to the Staff’s comment.

107.                           We note your disclosure on page 43 that you terminated the contract of Data Access in the fourth quarter of 2004.  Expand your disclosure here and in MD&A to more fully discuss your expectations of the impact of this loss.  Additionally on page 65 you note that there was another customer terminated for non-performance.  Supplementally provide us with more details on that customer, including the amounts of revenue from them in the applicable financial statement periods.

In response to the Staff’s comment, the Company revised Note 10 on page F-22 and MD&A on page 68 to provide the requested disclosures. The Company supplementally advises the Staff that the other customer terminated for non-performance is Comision Nacional de Comunicaciones.  Revenues attributable to such customer were $2.5 million, $2.5 million, $2.1 million and $0.4 million during the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004 and the period from November 2, 2004 to December 31, 2004, respectively.

Note 13.  Subsequent Events, page F-23

108.                           Please disclose the details of the amended agreement for the NSS-8 contract, including when the satellite was originally expected to be delivered, the new delivery date, and why the contract was changed.  Disclose the interest rate implicit in the new agreement.  Also, clarify how this change will impact the total cost of the satellite.

The Company has revised the Subsequent Events footnote on page F-26 in response to the Staff’s comment.  However, the Company supplementally notes to the Staff that it considers the purchase price of its satellites to be sensitive commercial information of a highly confidential nature, and to date the Staff has granted the Company’s confidential treatment requests regarding this information.  The Company will be seeking confidential treatment for certain terms in the amended NSS-8 contract, including the price.

Exhibits

109.                           With your next amendment, please file as exhibits or provide us with draft copies of the legality opinion and underwriting agreement.  We will need adequate time to review and comment upon them.

The Company is aware that the Staff will need adequate time to review the exhibits and plans to file all outstanding exhibits in the near future.

New Skies Satellites N.V. Forms 6-K

110.                           Please advise whether New Skies Satellites N.V. still has a reporting obligation under the Securities Exchange Act of 1934.  We note no filing of a Form 15.  Advise whether the liquidation is complete, and, if not, whether it is expected to be prior to the due date for New Skies Satellites N.V.’s 2004 Form 20-F.

The Company supplementally advises the Staff that New Skies Satellites N.V. is in liquidation.  It is the Company’s understanding that New Skies Satellites N.V. plans to file a no action letter requesting suspension of its Section 13 reporting obligations in the next few weeks.  At this point, the liquidation is expected to be completed by the end of August 2005.

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We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-3080) or Bret Ganis (212-455-2411) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Risë B. Norman

Risë B. Norman